Exhibit 99.13

EXECUTION VERSION

CONFIDENTIAL

Compass Bank dba BBVA Compass

8080 N. Central Expressway

Suite 400

Dallas, Texas 75206

BBVA Securities Inc.

1345 Avenue of the Americas, 44th Floor

New York, New York 10105

April 15, 2019

Akumin Inc.

151 Bloor Street West

Suite 603

Toronto, Ontario M5S 1S4

Attention:    Mohammad Saleem, Chief Financial Officer

Project Grato

Commitment Letter for $380 Million Senior Secured Credit Facilities

Mr. Saleem:

Akumin Inc. (“you” or the “Company”) has advised Compass Bank d/b/a BBVA Compass (“BBVA Compass”) and BBVA Securities Inc. (together with its affiliates, the “Lead Arranger” and together with the Initial Lender, the “Commitment Parties”, “we” or “us”) that the Company intends to consummate the Transactions (as described and defined in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”)). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description, the Summary of Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”) and the Conditions Precedent to Closing Date attached hereto as Exhibit C (the “Conditions Exhibit” and collectively, this commitment letter and all exhibits, addendums and annexes attached hereto, the “Commitment Letter” and each reference to the Commitment Letter shall include a reference to all such exhibits, annexes and addenda attached hereto). You have also advised the Commitment Parties that you intend to finance the Transactions and the ongoing working capital and other general corporate purposes of the Company and its subsidiaries after consummation of the Transactions with (a) the Rollover Equity Contribution of the Equity Investors, (b) cash on hand of the Company and its subsidiaries (including the Target and its subsidiaries) and (c) the Senior Credit Facilities, all as described in the Transaction Description (and that no financing other than the Senior Credit Facilities will be required in connection with the Transactions).

1. COMMITMENTS, ENGAGEMENTS AND TITLES. In connection with the foregoing, and subject solely to the satisfaction of the conditions precedent set forth in the Conditions Exhibit:

(a) BBVA Compass, in its role as the sole initial lender (in such role, the “Initial Lender”), is pleased to advise you of its commitments to provide 100% of the aggregate principal amount of the Senior Credit Facilities.

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April 15, 2019

(b) BBVA Compass is pleased to advise you of its willingness to act as the sole administrative agent (in such capacity, the “Administrative Agent”) for the Senior Credit Facilities.

(c) The Lead Arranger is pleased to advise you of its willingness to act as the sole lead arranger and sole bookrunner for the Senior Credit Facilities to form a syndicate of financial institutions (including the Initial Lender, collectively, the “Lenders”) in consultation with you for the Senior Credit Facilities.

(d) You hereby (i) engage BBVA Compass as sole and exclusive Administrative Agent for the Senior Credit Facilities, (ii) engage the Lead Arranger as the sole and exclusive lead arranger and bookrunner for the Senior Credit Facilities and (iii) accept the commitment of the Initial Lender set forth in Section 1(a) above.

(e) No additional agents, co-agents, arrangers or bookrunners will be appointed and no other titles will be awarded unless the Lead Arranger and you shall so agree.

2. SYNDICATION.

(a) The Lead Arranger intends to commence its syndication efforts promptly after the execution of this Commitment Letter and the Fee Letter (defined below). You agree, until the Syndication Assistance Termination Date (defined below), to actively assist (and to cause your representatives and advisors to actively assist, and to use your commercially reasonable efforts to cause the Target to actively assist) the Lead Arranger in achieving a Successful Syndication (as defined in the Fee Letter). Such assistance will require, among other things, that you (i) provide, and cause your representatives and your advisors to provide (and use your commercially reasonable efforts to cause the Target and its representatives and advisors to provide), to us all information that we deem to be reasonably necessary to successfully complete the syndication, including all projections and other information and materials prepared by you or on your behalf (including the Quality of Earning report received by you with respect to the Target and using commercially reasonable efforts to provide other information and materials prepared by or on behalf of the Target) relating to the Transactions, (ii) assist, and cause your representatives and advisors to assist (and using your commercially reasonable efforts to cause the Target and its representatives and advisors to assist), in the preparation of confidential information memoranda (the “Information Memoranda”), which may include a version for distribution to Public Lenders (defined below), in form and substance customary for transactions of this type and otherwise reasonably satisfactory to the Lead Arranger and other marketing materials to be used in connection with the syndication (collectively with the Term Sheet and any additional summary of terms prepared for distribution to Public Lenders, the “Information Materials”) and (iii) host with us (by making your officers and advisors, and using your commercially reasonable efforts to make appropriate members of management of the Target, available) one or more meetings with prospective Lenders (one or more of which may be held by conference call with prospective Lenders). In addition, you shall use reasonable commercial efforts to assure that our syndication efforts benefit from your lending relationships and lending relationships of the Target and its affiliates. You further agree to make members of your senior management, as well as to use commercially reasonably efforts to cause members of senior management of the Target and your and their consultants and advisors to be, available during regular business hours to answer questions regarding the Transactions and to meet with Lenders in connection with one general syndication meeting with Lenders. Notwithstanding anything to the contrary contained in this Commitment Letter or Fee Letter, but subject to (and without limiting) the conditions expressly set forth in the Conditions Exhibit related to the “Marketing Period,” neither your obligations to assist in efforts with respect to syndicating the Senior Credit Facilities as provided herein, nor the completion of such syndication, shall constitute a condition to the commitments hereunder or the funding of the Senior Credit Facilities on the Closing Date.

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April 15, 2019

(b) As the Lead Arranger, it is agreed that we will manage all aspects of the syndication including, without limitation, all decisions relating to the selection and timing of which institutions to approach, when and if commitments will be accepted from a particular institution, the allocation of commitments among the relevant Lenders and the amount and distribution of fees among the relevant Lenders. No other Lender or other person or entity shall be given any title or any fee with respect to the Senior Credit Facilities other than as provided herein or in the Fee Letter without our prior written consent. In acting as the lead arranger, the Lead Arranger will have no responsibility other than to arrange the syndication. To assist us in our syndication efforts, you agree promptly to prepare and provide to us (and to use commercially reasonable efforts to cause the Target to prepare and provide to us) all information with respect to the Company, the Target, their respective subsidiaries and the Transactions, including all financial information and Projections (defined below), as we may reasonably request in connection with the arrangement and syndication of the Senior Credit Facilities.

(c) Notwithstanding the right of the Lead Arranger to syndicate the Senior Credit Facilities and receive commitments with respect thereto (i) the Commitment Parties shall not be relieved, released or novated from their respective obligations hereunder, including their obligations to fund their commitment to the Senior Credit Facilities on the Closing Date, in connection with any syndication, assignment or participation of the Senior Credit Facilities, including the Initial Lender’s commitments in respect thereof as set forth in Section 1(a) above, until after the initial funding of the Senior Credit Facilities on the Closing Date and (ii) the Commitment Parties shall retain exclusive control over all rights and obligations with respect to their respective commitments in respect of the Senior Credit Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the initial funding of the Senior Credit Facilities on the Closing Date has occurred, in each case unless you otherwise agree in writing.

(d) You agree that from the date of this Commitment Letter until the Syndication Assistance Termination Date, neither you nor your affiliates will undertake any competing offering, placement, arrangement or syndication of any senior bank financing or debt securities, in each case without the prior written consent of the Lead Arranger, if any such financing, either individually or in the aggregate, could reasonably be expected to impair in any material manner the primary syndication of (including by replacement of all or any portion of) the Senior Credit Facilities.

(e) The provisions of this Section 2 shall remain in full force and effect until the earliest of (i) 90 days following the Closing Date, (ii) the completion of a Successful Syndication and (iii) the termination of this Commitment Letter pursuant to Section 12 hereof other than as a result of the occurrence of the Closing Date (the earliest of such dates the “Syndication Assistance Termination Date”).

3. CONDITIONS.

(a) The commitments and undertakings of the Commitment Parties hereunder are subject solely to the satisfaction of the conditions precedent set forth in the Conditions Exhibit.

(b) Notwithstanding anything in this Commitment Letter, the Fee Letter, the Financing Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations relating to you, the Target and your respective subsidiaries and businesses the accuracy of which shall be a condition to availability of the Senior Credit

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April 15, 2019

Facilities on the Closing Date shall be (A) the representations made by the Target and/or the Sellers, or any of their respective subsidiaries or affiliates, with respect to the Target and its subsidiaries and affiliates in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that you or your applicable affiliates have the right to terminate your and/or their obligations under the Purchase Agreement, or to decline to consummate the Acquisition pursuant to the Purchase Agreement, as a result of a breach of such representation in the Purchase Agreement, determined without regard to whether any notice is required to be delivered by you, the Target or any of your or their affiliates party to the Purchase Agreement (to such extent, the “Specified Purchase Agreement Representations”), and (B) the Specified Representations (as defined below) and (ii) the terms of the Financing Documentation shall be in a form such that they do not impair availability of the Senior Credit Facilities on the Closing Date if the conditions set forth in the Conditions Exhibit are satisfied or waived (it being understood that, to the extent any Collateral is not provided, or the lien on any such Collateral is not perfected, on the Closing Date under the Senior Credit Facilities after your and your subsidiaries’ and affiliates’ respective use of commercially reasonable efforts to do so, the provision of such Collateral or perfection of such lien shall not constitute a condition precedent to the availability of the Senior Credit Facilities on the Closing Date but shall be required to be provided (or perfected) after the Closing Date within a customary time period for such collateral to be mutually agreed by the Company and the Administrative Agent, but in any event not more than 60 days after the Closing Date (unless otherwise mutually agreed by the Company and the Administrative Agent)); provided that, notwithstanding the foregoing, each of the following shall be required on the Closing Date: (1) the execution and delivery of a guaranty agreement by each Guarantor (in each case governed by the laws of a state of the U.S.) (2) the execution and delivery of an appropriate security agreement or other granting document by each Grantor, (3) the delivery of UCC (and PPSA, if applicable) financing statements with respect to each Grantor (or an authorization permitting the Administrative Agent to file such financing statements with respect to each such Grantor), (4) the delivery of short-form security agreements with respect to each Grantor that owns registered U.S. intellectual property for filing with the United States Patent and Trademark Office or the United States Copyright Office (or an authorization permitting the Administrative Agent to file such short-form security agreements with respect to each such Grantor) and (5) the pledge and perfection by possession (including the provision of an applicable stock power or similar instrument of transfer under applicable U.S. law) of the security interest in the certificated equity interests of each direct and indirect subsidiary of any Grantor that are required to be pledged as Collateral. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Financing Documentation relating to (A) legal existence of each of the Loan Parties and good standing of each of the Loan Parties in their respective jurisdictions of organization, (B) power and authority, due authorization, execution and delivery and enforceability, in each case, relating to the Loan Parties’ entering into and performance of the Financing Documentation, (C) no conflicts with or consents under the Loan Parties’ organizational documents or applicable law, (D) no breach or violation of material agreements, (E) solvency of the Company and its subsidiaries on a consolidated basis on the Closing Date (giving effect to the Transactions), (F) use of proceeds, (G) not engaging in the business of purchasing/carrying margin stock, (H) status of the Loan Parties under the Investment Company Act, (I) the PATRIOT Act, OFAC, FCPA and anti-corruption laws (including the Beneficial Ownership Regulation), and (J) creation, validity and perfection of security interests in the Collateral (except to the extent any such Collateral is not required to be provided or perfected on the Closing Date pursuant to the provisions of the preceding sentence). This paragraph, and the provisions contained herein, shall be referred to as the “Limited Conditionality Provision.”

4. INFORMATION.

(a) You represent and warrant that (i) all information (other than the Projections and other than information of a general economic, forward-looking or industry-specific nature) (the “Information”), taken as a whole, which is made available to us or any other Lender by you or any of

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your representatives or affiliates (or on your or their behalf), or prepared by you or any of your representatives or affiliates (or on your or their behalf), in connection with the Senior Credit Facilities, other than Information relating to the Target or the Acquisition, when taken as a whole is and will be complete and correct in all material respects when furnished, and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, (ii) all Information which is made available to us or any other Lender by you or any of your representatives or affiliates (or on your or their behalf), or prepared by you or any of your representatives or affiliates (or on your or their behalf), in connection with the Target or the Acquisition, when taken as a whole, to the best of your knowledge, is and will be complete and correct in all material respects when furnished, and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (iii) all projections and other forward-looking information concerning the Company and its subsidiaries (including the Target) (the “Projections”) that have been or are hereafter prepared by either you or any of your representatives or affiliates (or on your or their behalf), and which are hereafter made available to us or any other Lender by you or any of your representatives or affiliates (or on your or their behalf), including the Target or any of its representatives of affiliates, have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time made and at the time the related Projections are so furnished to the Lead Arranger or any Lender, it being understood and agreed that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, no assurance can be given that any particular Projections will be realized and actual results during the period or periods covered by such Projections may differ significantly from the projected results and such differences may be material. You agree that if at any time from the date hereof until the later of the Closing Date and the Syndication Assistance Termination Date any of the representations and warranties in the preceding sentence would be, to the best of your knowledge with respect to the Target prior to the Closing Date, incorrect in any material respect, when taken as a whole, if the Information and Projections were being furnished, and such representations and warranties were being made, at such time, then you will (or prior to the Closing Date with respect to the Target, will use commercially reasonable efforts to) promptly (but in no event later than the Closing Date or the Syndication Assistance Termination Date, as applicable) supplement the Information and the Projections so that, to the best of your knowledge, such representations will be correct in all material respects, when taken as a whole, under those circumstances. The provisions of the immediately preceding sentence shall remain in full force and effect until the later of the Closing Date and the occurrence of the Syndication Assistance Termination Date. In issuing their commitments hereunder and in arranging and syndicating the Senior Credit Facilities, you acknowledge that each of the Commitment Parties is and will be using and relying on the Information and Projections without independent verification thereof.

(b) You acknowledge that (a) the Commitment Parties on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks, SyndTrak or another similar electronic system and (b) certain prospective Lenders (such Lenders, “Public Lenders”; all other Lenders, “Private Lenders”) may have personnel that do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Company, the Target, their respective affiliates and subsidiaries or any other

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entity, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such entities’ securities. If requested, you will assist us in preparing an additional version of the Information Materials not containing MNPI (the “Public Information Materials”) to be distributed to prospective Public Lenders.

(c) Before distribution of any Information Materials (a) to prospective Private Lenders, you shall provide us with a customary letter authorizing the dissemination of the Information Materials and (b) to prospective Public Lenders, you shall provide us with a customary letter authorizing the dissemination of the Public Information Materials and confirming the absence of MNPI therefrom. In addition, at our request, you shall identify Public Information Materials by clearly and conspicuously marking the same as “PUBLIC”.

(d) You agree that the Lead Arranger and/or BBVA Compass on your behalf may distribute the following documents to all prospective Lenders, unless you advise the Lead Arranger and BBVA Compass in writing (including by email) within a reasonable time prior to their intended distributions that such material should only be distributed to prospective Private Lenders: (a) administrative materials for prospective Lenders such as lender meeting invitations and funding and closing memoranda, (b) notifications of changes to Senior Credit Facilities’ terms and (c) other materials intended for prospective Lenders after the initial distribution of the Information Materials, including drafts and final versions of the Financing Documentation. If you advise us that any of the foregoing items should be distributed only to Private Lenders, then the Lead Arranger and BBVA Compass will not distribute such materials to Public Lenders without further discussions with you. You agree (whether or not any Information Materials are marked “PUBLIC”) that Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI.

5. EXPENSES.

(a) For the services to be provided by the Lead Arranger hereunder or under the Term Sheet, and for the commitments of the Lenders (including the Initial Lender) to the Senior Credit Facilities, you will pay (or cause the Borrower to pay) the fees set forth in the fee letter between you, the Lead Arranger and BBVA Compass of even date herewith (the “Fee Letter”).

(b) In consideration of our undertakings described herein, you hereby agree to reimburse (or to cause the Borrower to reimburse) the Commitment Parties from time to time (or on the Closing Date, to the extent invoiced at least one business day (or such shorter time as you may agree) prior to the Closing Date) on demand for all of our reasonable and documented out-of-pocket fees, costs and expenses (including without limitation the reasonable fees, disbursements and other charges of McGuireWoods LLP, as primary counsel to the Commitment Parties, of one local Canadian counsel to the Commitment Parties, and of reasonably necessary local and/or regulatory counsel to the Lenders retained by the Commitment Parties (limited to one regulatory counsel in any reasonably necessary specialty and to one local counsel in each reasonably necessary jurisdiction)) arising in connection with the Senior Credit Facilities, this Commitment Letter, the Term Sheet and the Fee Letter, our ongoing due diligence investigations, the syndication of the Senior Credit Facilities and the documentation thereof, and all other advice or services provided to you (or for your benefit) in connection with the Senior Credit Facilities, whether or not the Financing Documentation is ultimately executed and delivered.

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6. OTHER SERVICES.

(a) In connection with all aspects of the Transactions, you acknowledge and agree that: (i) the Senior Credit Facilities and any related arranging or other services described in this Commitment Letter are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Lead Arranger and each Lender (which for the purposes of this paragraph includes the Lead Arranger’s and each Lender’s respective affiliates), on the other hand, and you are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Commitment Letter; (ii) in connection therewith and with the process leading to such transaction the Lead Arranger and each Lender is and has been acting solely as principal and is not the financial advisor or fiduciary for you or any of your subsidiaries or affiliates, management, stockholders, creditors or employees or any other party; (iii) no Lender or the Lead Arranger has assumed, nor will any Lender or the Lead Arranger assume, an advisory or fiduciary responsibility in favor of the Company or any of its subsidiaries or affiliates with respect to any of the Transactions or the process leading thereto (irrespective of whether the Lead Arranger or any Lender has advised or is currently advising the Company or any of its subsidiaries or affiliates on other matters, including without limitation the role of BBVA Compass or the Lead Arranger under the Existing Credit Agreement) and no Lender nor the Lead Arranger has any obligation to the Company or any of its subsidiaries or affiliates with respect to the Transactions except those obligations expressly set forth in this Commitment Letter and the Financing Documentation; (iv) the Lead Arranger and each Lender may be engaged in a broad range of transactions that involve interests that differ from those of the Company and its subsidiaries and affiliates and no Lender or Lead Arranger has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) no Lender or Lead Arranger has provided any legal, accounting, regulatory or tax advice with respect to any of the Transactions and the Company and each of its subsidiaries and affiliates has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you or any of your subsidiaries or affiliates may have against the Lead Arranger or any Lender with respect to any breach or alleged breach of fiduciary duty.

(b) Your, the Borrower’s and your and its affiliates’ rights and obligations under any other agreement with any Commitment Party or any of their respective affiliates (including the Existing Credit Agreement) that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment Letter, and none of such rights and obligations under such other agreements shall be affected by any Commitment Party’s performance or lack of performance of services hereunder. You further acknowledge (on behalf of yourself and the Borrower) that each Commitment Party and its respective affiliates may currently or in the future participate in other debt or equity transactions on behalf of, or render financial advisory services to, you, the Borrower or other companies that may be involved in a competing transaction. You hereby agree (on behalf of yourself and the Borrower) that each Commitment Party and their respective affiliates may render their services under this Commitment Letter notwithstanding any actual or potential conflict of interest presented by the foregoing, and you hereby waive (on behalf of yourself and the Borrower) any conflict of interest claims relating to the relationship between any Commitment Party (or its affiliates) and you, the Borrower and your and its affiliates in connection with the engagement contemplated hereby, on the one hand, and the exercise by any Commitment Party or any of its affiliates of any of their rights and duties under any credit or other agreement (including the Existing Credit Agreement), on the other hand. The terms of this paragraph shall survive the expiration or termination of this Commitment Letter for any reason whatsoever.

7. INDEMNIFICATION. You agree, on behalf of yourself and the Borrower, to indemnify and hold harmless the Lead Arranger, the Lenders and each of their respective affiliates, and their respective partners, directors, officers, agents, employees, agents, trustees, administrators, managers, advisors and representatives (each an “Indemnified Party”) from and against, and shall reimburse each Indemnified Party as the same are incurred for, any and all losses, claims, causes of action, damages, liabilities or other expenses, including, without limitation, reasonable attorneys’ fees and disbursements

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(collectively, the “Indemnified Liabilities”) incurred by or asserted or awarded against any of the Indemnified Parties, in each case arising out of or relating to or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) the transactions contemplated by this Commitment Letter, the Fee Letter, the Senior Credit Facilities or any use made or proposed to be made with the proceeds thereof (IN ALL CASES, WHETHER OR NOT CAUSED OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNIFIED PARTY), whether initiated by you, the Borrower, any of your respective subsidiaries or affiliates or otherwise, regardless of whether any such Indemnified Party is a party to any such investigation, litigation or proceeding, whether any documentation for the Senior Credit Facilities is ultimately executed and delivered or whether the transactions contemplated hereby or thereby are consummated (in all cases, whether caused or arising, in whole or in part, out of the comparative, contributory, or sole negligence of an Indemnified Party); provided that (a) the provisions for attorneys’ fees shall be limited to (i) one primary counsel for all Indemnified Persons taken as a whole, (ii) a single local counsel for all Indemnified Parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions, and shall in any case include any relevant province of Canada), (iii) if necessary, one special counsel for each relevant specialty for all such Indemnified Parties taken as a whole and (iv) solely in the case of an actual or perceived conflict of interest between Indemnified Parties where the Indemnified Party affected by such conflict informs you of such conflict, one additional counsel in each relevant jurisdiction to each group of affected Indemnified Parties similarly situated, taken as a whole and (b) the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, causes of action, damages, liabilities or related expenses to the extent they are (i) found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (x) the willful misconduct, bad faith or gross negligence of such Indemnified Person or (y) a material breach of the obligations of such Indemnified Person under this Commitment Letter, the Fee Letter or the Senior Credit Facilities or (ii) actions or claims solely between Indemnified Parties (other than any agent, arranger or issuer of letters of credit acting in such capacity) and involving no acts or omissions of you, the Borrower or any of your respective subsidiaries or affiliates. If and to the extent that the foregoing undertaking may be unenforceable for any reason, you agree to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. You also agree, on behalf of yourself and the Borrower, that no Indemnified Party shall be responsible, or have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transactions, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s bad faith, gross negligence or willful misconduct. Notwithstanding any other provision of this Engagement Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems.

8. CONFIDENTIALITY.

(a) You acknowledge that the Lenders, BBVA Compass and the Lead Arranger may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you, the Borrower or any of your respective subsidiaries or affiliates may have conflicting interests regarding the transactions described herein or otherwise. No Commitment Party will use confidential information obtained from you, by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you, in connection with the performance by the Lead Arranger of services for other companies, and the Lead Arranger will not furnish any such information to other companies. You also acknowledge that the Lead Arranger has no obligation to use (in connection with the transactions contemplated by this Commitment Letter or otherwise), or to furnish to you, confidential information obtained by the Lead Arranger from other companies.

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(b) Each of this Commitment Letter, the Fee Letter, and the contents hereof and thereof are confidential (with distribution or disclosure of the Fee Letter being limited to the parties thereto, except as expressly provided below) and shall not be disclosed by you in whole or in part to any person or entity without our prior written consent except (a) to your directors, officers, attorneys, agents accountants and other advisors (collectively, “Representatives”) in connection with the Transactions, provided that each such person is advised of its obligation to retain such information as confidential, (b) this Commitment Letter and the Fee Letter may be disclosed to the Sellers and their advisors in connection with their consideration of the Acquisition and the Transactions provided that (i) any information relating to pricing, fees, expenses or “market flex” has been redacted in a manner reasonably acceptable to the Lead Arranger, and (ii) each such person is advised of its obligation to retain such information as confidential, (c) in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental authority (in which case you agree, to the extent determined by you in good faith to be permitted by law, to inform us promptly in advance thereof), (d) this Commitment Letter and the existence and contents of this Commitment Letter (but not the Fee Letter or the contents thereof) may be disclosed in any syndication or other marketing materials in connection with the Senior Credit Facilities (it being acknowledged that the aggregate amount of the fees or other payments in the Fee Letter may be included in projections and pro forma information and a generic disclosure of aggregate sources and uses contained in such syndication and other marketing materials), (e) this Commitment Letter and the existence and contents of this Commitment Letter (but not the Fee Letter or the contents thereof) may be disclosed to any prospective Lenders or prospective participants and (f) you may disclose the aggregate amount of the fees in the Fee Letter as part of projections, pro forma information, or generic disclosure of sources and uses (but only to the extent aggregated with all other fees related to the Transactions and not presented as an individual line item); provided that with respect to clauses (d) through (f), such disclosure shall be permitted only after your acceptance of this Commitment Letter and the Fee Letter in accordance with Section 12 hereof.

(c) The Commitment Parties will maintain, in accordance with their respective customary practices and applicable securities laws, the confidentiality of all non-public information obtained from you, the Borrower, your and their respective advisors or any of your or their respective subsidiaries or affiliates in connection with the Transactions; provided that nothing herein shall prevent any Commitment Party from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case the applicable Commitment Party agrees to inform you promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over any Commitment Party, or any of their respective affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by the applicable Commitment Party, (iv) to any Commitment Party’s affiliates, and their and such affiliates’ respective employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is or was received by a Commitment Party from a third party that is not (to such Commitment Party’s knowledge) subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by any Commitment Party, (viii) to potential Lenders, participants assignees or potential counterparties to any swap or derivative transaction relating to you, the Borrower, any of your or its respective subsidiaries or affiliates or any of their respective obligations, in each case, who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to

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you and the Commitment Parties, including as may be agreed in any confidential information memorandum or other marketing material) or (ix) to industry trade organizations where such information with respect to the Senior Credit Facilities is customarily included in league table measurements. This paragraph shall terminate on the first anniversary of the date hereof.

9. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL; ETC. This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided that (a) the interpretation of the definition of Closing Date Material Adverse Effect and the determination of whether there shall have occurred a Closing Date Material Adverse Effect, (b) whether the Acquisition has been consummated as contemplated in the Purchase Agreement and (c) whether the representations and warranties made by the Target and/or the Sellers, or any of their respective subsidiaries or affiliates, with respect to the Target and its subsidiaries and affiliates in the Purchase Agreement are accurate and whether as a result of any inaccuracy thereof the Company (or any of its applicable subsidiaries or affiliates) has the right to terminate its obligations the Purchase Agreement, or to decline to consummate the Acquisition shall, in each case in (a) through (c) above, be governed by and construed in accordance with the governing law of the Purchase Agreement. Each of you (on behalf of yourself and the Borrower) and each Commitment Party hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the Transactions or the actions of any Commitment Party in the negotiation, performance or enforcement hereof. Each of the Commitment Parties and you (on behalf of yourself and the Borrower) hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter, the Fee Letter and the Transactions and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. Nothing in this Commitment Letter or the Fee Letter shall affect any right that any Commitment Party or any affiliate thereof may otherwise have to bring any claim, action or proceeding relating to this Commitment Letter, the Fee Letter and/or the Transactions in any court of competent jurisdiction to the extent necessary or required as a matter of law to assert such claim, action or proceeding against any assets of you, the Borrower or any of your or its subsidiaries or affiliates or enforce any judgment arising out of any such claim, action or proceeding. Each Commitment Party and you (on behalf of yourself and the Borrower) agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you or the Borrower for any suit, action or proceeding relating to any such dispute. Each Commitment Party and you (on behalf of yourself and the Borrower) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

10. SURVIVAL.

(a) The provisions of Sections 5, 6, 7, 8, 9, 10 and 11 of this Commitment Letter shall remain in full force and effect regardless of whether any of the Financing Documentation shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of any Commitment Party hereunder; provided that upon execution of the Financing Documentation for any of the Senior Credit Facilities, your reimbursement and indemnification obligations hereunder, and your and our confidentiality obligations hereunder (other than your confidentiality obligations related to the disclosure of this Commitment Letter and the Fee Letter), shall in each case, to the extent covered thereby, be superseded and deemed replaced by the corresponding provisions contained in the applicable Financing Documentation.

Akumin Inc.

April 15, 2019

(b) In the event the Closing Date occurs prior to the occurrence of the Syndication Assistance Termination Date, your obligations to assist in the syndication of the Senior Credit Facilities set forth in Section 2 and the representations and warranties and other provisions of Section 4 with respect to the syndication of the Senior Credit Facilities shall remain in full force and effect until the Syndication Assistance Termination Date.

11. MISCELLANEOUS.

(a) Each Commitment Party hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), the Commitment Parties are required to obtain, verify and record information that identifies you, the Borrower and the other Loan Parties, which information includes your and their name and address and other information that will allow the Commitment Parties to identify you, the Borrower and each other Loan Party in accordance with the Act.

(b) This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier, facsimile or electronic transmission (including .pdf) shall be effective as delivery of a manually executed counterpart thereof.

(c) This Commitment Letter and the Fee Letter embody the entire agreement and understanding among the Commitment Parties, you, the Borrower and your and their respective affiliates (including the Target and any of its affiliates) with respect to the Senior Credit Facilities and supersede all prior agreements and understandings relating to the specific matters hereof. However, please note that those matters that are not covered or made clear herein, in the Term Sheet, in the other exhibits to this Commitment Letter and/or in the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties. Neither the Commitment Letter nor the Fee Letter may be amended, or any provision hereof waived or modified, except in an instrument in writing signed by you and by each Commitment Party that is party to the affected document.

(d) THIS WRITTEN AGREEMENT (WHICH INCLUDES THE EXHIBITS ATTACHED HERETO) AND THE FEE LETTER REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

12. EFFECTIVENESS/TERMINATION. This Commitment Letter and all commitments and undertakings of the Commitment Parties hereunder will expire at 5:00 p.m. (New York City time) on April 15, 2019 unless you execute this Commitment Letter and the Fee Letter and return them to the Commitment Parties party thereto prior to that time (which may be by facsimile transmission or .pdf), whereupon this Commitment Letter and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding and enforceable agreements. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (i) the Outside Date (for this purpose, as defined in the Purchase Agreements as in effect on the date hereof) unless the Closing

Akumin Inc.

April 15, 2019

Date occurs on or prior thereto, (ii) the closing of the Acquisition without the use of the Senior Credit Facilities, (iii) the date you or any of your affiliates announce, or inform in writing any Commitment Party, that the Acquisition is not proceeding and (iv) the date the Purchase Agreement terminates by its terms without the consummation of the Acquisition (such earliest date, the “Outside Date”).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

COMPASS BANK

By:	(signed) “Kyle Sederstrom”

Name:	Kyle Sederstrom
Title:	Vice President

BBVA SECURITIES INC.

By:	(signed) “Lisa Huang”

Name:	Lisa Huang
Title:	Executive Director

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

AKUMIN INC.

By:	(signed) “Riadh Zine”

Name:	Riadh Zine
Title:	President and Chief Executive Officer

Commitment Letter (2019)

Akumin Inc.

Signature Page

CONFIDENTIAL

EXHIBIT A

(to Commitment Letter dated as of April 15, 2019)

PROJECT GRATO

TRANSACTION DESCRIPTION

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

The Company intends to acquire (the “Acquisition”), through the Borrower, 100% of the issued and outstanding equity interests of three entities previously identified to the Lead Arranger (the “Target”), from the existing equity holders of the Target (the “Sellers”) pursuant to a purchase by a subsidiary of the Company of 100% of the issued and outstanding equity interests of the Target from the Sellers, so that after giving effect to the Acquisition the Target entities and their subsidiaries are a part of, or wholly-owned direct or indirect subsidiaries of, the Borrower.

In connection with the foregoing, it is intended that:

1.

Substantially simultaneously with the Acquisition, the Company will cause the Borrower to obtain (i) a $330 million aggregate principal amount senior secured term loan facility described in Exhibit B to the Commitment Letter (the “Term Loan Facility”) and (ii) an up to $50 million aggregate principal amount revolving credit facility described in Exhibit B to the Commitment Letter (the “Revolving Facility” and collectively with the Term Loan Facility, the “Senior Credit Facilities”).

2.

On the Closing Date (a) the Sellers will contribute to the Company or the Borrower, in the form of rollover equity, an amount not less than $25 million (subject to rounding for whole shares) (the “Rollover Equity Contribution”), which Rollover Equity Contribution shall be in the form of common equity of the Target (exchanged for common equity of the Company), and (b) the Borrower will use the proceeds of the Term Loan Facility, the proceeds of the Rollover Equity Contribution and a portion of the Revolving Facility (subject to the limitations set forth in Exhibit C to the Commitment Letter) to (i) repay in full (or amend or amend and restate, as determined by the Lead Arranger and the Company) all existing indebtedness of (A) the Company and its subsidiaries under the Existing Credit Agreement, and all commitments to extend credit under the Existing Credit Agreement will be terminated (or amended or amended and restated) and any security interests and guarantees in connection therewith shall be terminated and/or released (or continued in favor of the Senior Credit Facilities in connection with an amendment or amendment and restatement of the Existing Credit Agreement) and all letters of credit terminated (other than those grandfathered into, continued under, backstopped by or cash collateralized under the Senior Credit Facilities) and (B) the Target and its subsidiaries (collectively, the “Refinancing”), (ii) to pay the consideration for the Acquisition to the Sellers in accordance with the Purchase Agreement and (iii) to pay the fees and expenses incurred in connection with the Transactions.

The transactions described above are collectively referred to as the “Transactions”.

Exhibit A-1

EXHIBIT B

(to Commitment Letter dated as of April 15, 2019)

PROJECT GRATO

SUMMARY OF TERMS AND CONDITIONS

$380 MILION SENIOR SECURED CREDIT FACILITIES

Borrower:	Akumin Corp., a Delaware corporation (“Borrower”).

Guarantors:	The obligations of (a) the Borrower under the Senior Credit Facilities (as defined below) and (b) any Loan Party (as defined below) under any hedging agreements and under any treasury management arrangement entered into between such Loan Party and any counterparty that is a Lead Arranger, the Administrative Agent or a Lender (or any affiliate thereof) (collectively, the “Secured Obligations”) will be will be unconditionally guaranteed, on a joint and several basis, by Akumin Inc., an Ontario Corporation (the “Company”) and all existing and future direct and indirect subsidiaries and professional services affiliates of the Company (the “Guarantors” and together with the Borrower, the “Loan Parties”); provided that (a) the Guarantors (and the exclusions therefrom for non-wholly-owned subsidiaries) shall be consistent on the Closing Date (as defined below) with the Existing Credit Agreement, as described further on Addendum III attached hereto, (b) no subsidiary acquired or created after the closing date a portion of the equity of which is owned by a third-party unaffiliated with the Company shall be required to be or become a Guarantor if such guarantee would violate applicable law, the constituent or operating documents of such subsidiary, or any agreement with other equityholders of such subsidiary (in each case, so long as such limitation is not entered into in contemplation of this exclusion), (c) the Loan Parties shall at all times represent at least 95% of the consolidated assets and EBITDA of the Company and its subsidiaries domiciled in Canada or the United States (or any political subdivision thereof), and (d) no subsidiary organized outside Canada or the United States shall be required to be or become a Guarantor if such guarantee would result in material adverse tax consequences to the Company and its subsidiaries.

Administrative Agent:	Compass Bank dba BBVA Compass (“BBVA Compass”), an Alabama banking corporation (the “Administrative Agent”).

Sole Lead Arranger & Sole Bookrunner:	BBVA Securities Inc.

Lenders:	BBVA Compass and a syndicate of financial institutions acceptable to the Administrative Agent.

Senior Credit Facilities:	Senior secured credit facilities (the “Senior Credit Facilities”) in an aggregate principal amount of $380 million, such Senior Credit Facilities to consist of:

(i) Revolving Facility. A revolving credit facility in an aggregate principal amount of $50 million (the “Revolving Facility” and the loans thereunder, the

Exhibit B-1

“Revolving Loans”) which will include subfacilities for (i) the issuance of standby letters of credit (each, a “Letter of Credit”) and (ii) swingline loans (each, a “Swingline Loan”), each in a maximum amount to be mutually determined between the Administrative Agent and the Borrower and on customary terms and conditions). Letters of Credit will be issued by BBVA Compass (in such capacity, the “Fronting Bank”) and Swingline Loans may be made available by BBVA Compass, and each of the Lenders under the Revolving Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan. Availability of Revolving Loans under the Revolving Facility on the Closing Date shall be limited as set forth on Exhibit C to the Commitment Letter.

(ii) Term Loan Facility. A term loan B facility (the “Term Loan Facility”, and the loans thereunder, the “Term Loans”) in an aggregate principal amount of $330 million.

Swingline Option:	Swingline Loans may be made available solely in U.S. dollars on a same day basis in an aggregate amount to be mutually determined between the Administrative Agent and the Borrower and in minimum amounts of $100,000. The Borrower must repay each Swingline Loan in full no later than ten (10) business days after such loan is made.

Existing Credit Agreement:	Credit Agreement, dated as of August 15, 2018, among Akumin Holdings Corp., Akumin Corp. as borrower, BBVA Compass as administrative agent and lenders and other parties party thereto (as amended prior to the date of the Commitment Letter, the “Existing Credit Agreement”).

Purpose:	The Senior Credit Facilities will be used to (a) consummate the Refinancing, (b) finance in part the Transactions, (c) pay fees and expenses incurred in connection with the Transactions and (d) finance ongoing working capital requirements and general corporate purposes (including permitted acquisitions and the making of restricted payments).

Interest Rate and Fees:	As specified on Addendum I attached hereto.

Closing Date:	The date on which the Senior Credit Facilities are closed (the “Closing Date”).

Availability:	The Revolving Facility will be available on a revolving basis after the Closing Date until the Revolving Maturity Date (as defined below); provided that no loans may be borrowed under the Revolving Facility on the Closing Date.

The Term Loan Facility will be available in two draws, the first to be made on the Closing Date and a second (in an aggregate amount to be agreed, currently estimated to be $16.000,000) to be made not later than 60 days after the Closing Date in connection with one or more acquisitions to be agreed (subject to customary conditions for advances to fund acquisitions to be agreed).

Exhibit B-2

Collateral:	As security for the Secured Obligations, each Loan Party (each a “Grantor”) shall grant the Administrative Agent and the Lenders valid and perfected first priority (subject to certain customary exceptions satisfactory to the Administrative Agent and set forth in the Financing Documentation) security interests in and liens on all of the following (collectively, the “Collateral”):

(a) all of the equity interests of each present and future direct subsidiary of any Loan Party (subject to clause (b) of the definition of Excluded Assets below);

(b)   all of the tangible and intangible personal property and assets of the Loan Parties (including, without limitation, all equipment, inventory and other goods, accounts, licenses, contracts, franchises, intercompany loans, intellectual property and other general intangibles, deposit accounts, securities accounts and other investment property and cash); and

(c) all products, profits and proceeds of the foregoing,

in each case, together with all proceeds, products, substitutions, accessions, rents and profits of or in respect of any of the foregoing; provided that (x) the Collateral will not include any of the foregoing to the extent constituting Excluded Assets and (y) the provision of Collateral on or prior to the Closing Date is subject to the Limited Conditionality Provision.

For purposes hereof:

“Excluded Accounts” means (a) any deposit account that is a zero balance account, (b) any deposit account so long as the average daily balance in such deposit account, together with the average daily balance of all such other deposit accounts excluded pursuant to clause (b) of this definition at any time, does not exceed $500,000, (c) any deposit account or securities account that is solely used for the holding of (i) funds used for payroll and payroll taxes and other employee benefit payments to or for the benefit of a Loan Party’s employees, (ii) taxes required to be collected, remitted or withheld (including federal and state withholding taxes (including the employer’s share thereof)), and (iii) funds which any Loan Party holds in trust or as an escrow or fiduciary for another Person that is not a Loan Party and (e) other accounts to be agreed, and in any event to include (i) accounts with respect to which the Borrower is not able to secure a control agreement after utilization of commercially reasonable efforts, (ii) accounts separately agreed to from time to time by the Administrative Agent and (iii) a 90-day time period for the provision of account control agreements over accounts of any entity acquired in any acquisition.

“Excluded Assets” means (a) any equity interests in a public company to the extent the grant thereof, after giving effect to applicable safe-harbors and other exceptions, would violate applicable U.S. margin regulations, (b) solely to the extent that a pledge could reasonably be expected to result in an adverse tax consequence to the holder of any applicable equity interests, equity interests in any “controlled foreign corporation” (as defined in the Internal Revenue Code) in excess of 65% of the voting equity interests therein, (c) motor vehicles and other assets subject to certificates of title or ownership to the extent a security interest therein cannot be perfected by a filing of a Uniform Commercial Code (“UCC”) financing statement, (d) any United States intent to use trademark application prior

Exhibit B-3

to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, (e) any right under any contract or agreement constituting a general intangible, but only to the extent and for so long as the granting of a security interest therein or an assignment thereof would violate any applicable law (but only to the extent any such prohibition on the granting of security interests is not rendered ineffective by, or is not otherwise unenforceable under, the UCC or other applicable law), other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC or other similar applicable law notwithstanding such prohibition, (f) any contract, instrument, document, lease, license or other agreement to which a Loan Party or any of its property is subject, to the extent and for so long as the grant of a lien thereon constitutes a breach of or a default under, or creates a right of termination in favor of any party (other than such Loan Party) to, such contract, instrument, document, lease, license or other agreement (but only to the extent any such prohibition on the granting of liens is not rendered ineffective by, or is otherwise unenforceable under, the UCC or other applicable law), (g) Excluded Accounts, (h) any fee-owned real property, (i) any leasehold interests in real property, provided that with respect to any such leasehold interest as is material (with materiality to be determined) and relates to real property that is owned by a person that is not a Loan Party, the Financing Documentation shall include requirements to use commercially reasonable efforts to deliver landlord lien waivers, estoppels and/or collateral access letters at the request of the Administrative Agent, (j) equity interests in (A) any person other than subsidiaries directly held by a Loan Party or (B) any direct subsidiary of a Loan Party a portion of whose equity is owned by a third-party that is not affiliated with the Company and where such pledge is prohibited by the constituent documents of such subsidiary or by contractual agreement with the third-party equity owner and (k) any assets as to which the Administrative Agent shall have determined in its reasonable discretion that the costs of obtaining a security interest in the same are excessive in relation to the benefit to the secured parties of the security intended to be afforded thereby.

Incremental Facility:	The Financing Documentation will permit the Borrower to obtain one or more incremental term loan facilities in U.S. dollars (or to obtain additional term loans in U.S. dollars under the Term Loan Facility) (each, an “Incremental Term Loan Facility” and the loans thereunder, the “Incremental Term Loans”) and/or increase the commitments under the Revolving Facility (the “Additional Revolving Commitments” and, together with the Incremental Term Loan Facilities, the “Incremental Facilities”; each an “Incremental Facility”) in an aggregate principal amount of up to $100,000,000 (each of which Incremental Facility shall be in a minimum principal amount of $10,000,000 and in increments of $1,000,000 in excess thereof), provided that:

(a)   no default or event of default exists immediately prior to or after giving effect thereto, provided that in the case of an Incremental Term Loan Facility being used (in whole or in part) to consummate any acquisition of all or substantially all of a person or line of business where all or a portion of the purchase price thereof is being financed, but the consummation of which is not conditioned on the availability of financing (a “Limited Condition Acquisition”), then at the election of the Borrower and with the consent of the Administrative Agent and the lenders providing such Incremental Term Loan Facility, such condition

Exhibit B-4

may be measured on the date of entering into of the definitive documentation for such Limited Condition Acquisition, provided further that in no event shall any payment or bankruptcy event of default exist immediately prior to or after giving effect to such Incremental Facility and such Limited Condition Acquisition;

(b)   the Company and the Borrower are in compliance, on a pro forma basis after giving effect to the incurrence of any such Incremental Facility (and assuming that the commitments under such Incremental Facility are fully drawn) and any permitted acquisition, refinancing of debt or other event giving rise to a pro forma adjustment, with (i) the Consolidated Fixed Charge Coverage Ratio level in effect for the last day of the quarter in which such Incremental Facility is incurred and (ii) a Consolidated Total Leverage Ratio of a level no greater than the lesser of (A) 4.25 to 1.00 and (B) 0.25 to 1.00 lower than the Consolidated Total Leverage Ratio level in effect for the last day of the quarter in which such Incremental Facility is incurred; provided that in the case of an Incremental Term Loan Facility being used (in whole or in part) to consummate a Limited Condition Acquisition, then at the election of the Borrower and with the consent of the Administrative Agent and the lenders providing such Incremental Term Loan Facility, such compliance may be measured on the date of entering into of the definitive documentation for such Limited Condition Acquisition; provided further that upon such an election by the Borrower, on any date of measurement of any of the Financial Covenants for any purpose after such date (and prior to the earlier of (i) the consummation of such Limited Condition Acquisition or (ii) the termination of the definitive agreement for such Limited Condition Acquisition without the consummation thereof), the requisite Financial Covenant levels shall be required to be satisfied both by taking into account, and without taking into account, such Limited Condition Acquisition and such Incremental Term Loan Facility;

(c)   no Lender will be required or otherwise obligated to provide any Incremental Commitment, and each person providing an Incremental Commitment, if not already a Lender, shall be subject to the approval of the Administrative Agent and, in connection with any Additional Revolving Commitments, the approval of the Fronting Bank and the lender of Swingline Loans (which approvals shall not be unreasonably withheld or delayed);

(d)   the maturity date of any such Incremental Term Loan Facility shall be no earlier than the maturity date of the Term Loan Facility and the weighted average life of such Incremental Term Loan Facility shall be no shorter than the then remaining weighted average life of the Term Loan Facility;

(e) the interest rate margins and (subject to clause (d) above) amortization schedule applicable to any Incremental Term Loan Facility shall be determined by the Borrower and the lenders thereunder;

(f)   the other terms and documentation in respect of any Incremental Term Loan Facility, to the extent not consistent with the Term Loan Facility, will be reasonably satisfactory to the Administrative Agent, the Borrower and the lenders providing such Incremental Term Loan Facility, provided that in no event shall the covenants, defaults and similar non-economic provisions

Exhibit B-5

applicable to any Incremental Term Loan Facility, taken as a whole, (x) be more restrictive than the corresponding terms set forth in the then existing Financing Documentation (except to the extent either (A) applicable to the all of the Senior Credit Facilities or (B) only applicable after the latest maturity date of the other tranches of the Senior Credit Facilities then in effect) or (y) contravene any of the terms of the then existing Financing Documentation;

(g) all Additional Revolving Commitments shall have the same terms and be pursuant to the same documentation as the Revolving Facility;

(h) any such Incremental Facility shall have the same guarantees and be secured only by the Collateral on an equal priority basis with the relevant Senior Credit Facilities;

(i) all representations and warranties in the Financing Documentation shall be true and correct in all material respects (or, with respect to those modified by materiality standards, in all respects) on and as of the date of incurrence of any Incremental Facility (or, with respect to any representations and warranties that expressly refer to an earlier date, as of such earlier date); provided that in the case of an Incremental Term Loan Facility being used (in whole or in part) to consummate a Limited Condition Acquisition, then (at the election of the Borrower) the Administrative Agent and the lenders providing an Incremental Term Loan Facility may agree to limit the representations and warranties the accuracy of which are a condition precedent to the effectiveness of such Incremental Term Loan Facility in a customary “SunGard” manner for limited conditionality acquisitions;

(j) upon the reasonable request of any lender made at least ten days prior to the closing date of any such Incremental Facility, the Borrower shall have provided to such Lender the documentation and other information so requested in connection with applicable “know your customer” and anti-money- laundering rules and regulations, including the PATRIOT Act, in each case at least five days prior to such closing date; and

(k)   at least five days prior to the closing date of any such Incremental Facility, if the Borrower qualifies as a “legal entity customer” under 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), the Borrower shall deliver a certification regarding beneficial ownership required by the Beneficial Ownership Regulation in relation to the Borrower.

Each request for an Incremental Facility shall set forth (i) the aggregate principal amount of the requested Incremental Facility, (ii) the date on which such Incremental Facility is requested to become effective (which shall not be less than ten business days nor more than 60 calendar days after the date of such notice, unless otherwise agreed to by the Administrative Agent) and (iii) the proposed terms of such Incremental Facility (consistent with the foregoing). The proceeds of any Incremental Facility may be used for general corporate purposes of the Borrower and its subsidiaries, (including permitted acquisitions and the making of payments), subject to the limitations set forth in the Financing Documentation.

Exhibit B-6

Maturity Dates:	The Senior Credit Facilities shall have the following maturity dates: (1) with respect to the Revolving Facility, five (5) years from the Closing Date (the “Revolving Maturity Date”), and the commitments with respect to the Revolving Facility will automatically terminate on such date (and all unpaid principal and interest under the Revolving Facility will be due and payable on such date); and (2) with respect to the Term Loan Facility, seven (7) years from the Closing Date (the “Term Loan Maturity Date”) and all unpaid principal and interest under the Term Loan Facility will be due and payable on such date.

Amortization:	The Term Loan Facility will amortize in equal quarterly installments (commencing with the last day of the first full fiscal quarter following the fiscal quarter in which of the Closing Date occurs) in an aggregate annual amount equal to 1% of the original principal amount of the Term Loan Facility (with adjustments for mandatory and voluntary prepayments), with the remainder due on the Term Loan Maturity Date.

Mandatory Prepayments:	In addition to the amortization set forth above, the Senior Credit Facilities will be required to be prepaid with:

(a)   100% of the net cash proceeds of the issuance or incurrence of debt by any of the Company or the Borrower or any of their respective subsidiaries (other than debt permitted in the Financing Documentation);

(b)   100% of the net cash proceeds of all non-ordinary course asset sales, insurance and condemnation recoveries and other asset dispositions by the Company, the Borrower or any of its subsidiaries, subject to reinvestment provisions and baskets to be mutually agreed upon; and

(c)   50% of Excess Cash Flow (to be defined in the Financing Documentation), for each fiscal year of the Borrower (commencing with the fiscal year ending December 31, 2020) (subject to 100% credit for any voluntary prepayment of the loans under the Term Loan Facility, but excluding any such prepayments funded with the proceeds of long-term debt (other than revolving loans) or equity); provided that the forgoing percentage shall be reduced to (i) 25% for any fiscal year when the Consolidated Total Leverage Ratio as of the last day of such fiscal year is less than 3.50 to 1.00 (but greater than or equal to 3.00 to 1.00) and (ii) 0% for any fiscal year when the Consolidated Total Leverage Ratio as of the last day of such fiscal year is less than 3.00 to 1.00.

Such mandatory prepayments will be applied first, to prepay outstanding loans under the Term Loan Facility and, unless the lenders or holders of such indebtedness agree to receive less than their ratable share of such prepayments, any Incremental Term Loan, on a ratable basis and second, to prepay outstandings under the Revolving Facility (without a permanent reduction in the commitments thereunder). All such mandatory prepayments of the Term Loan Facility will be applied in direct order to the next four scheduled amortization payments and then pro rata to the remaining scheduled amortization payments.

Exhibit B-7

Optional Prepayments
and Commitment Reductions:	Loans under the Senior Credit Facilities may be prepaid and unused commitments under the Revolving Facility may be reduced at any time, in whole or in part, at the option of the Borrower, upon notice and in minimum principal amounts and in multiples to be agreed upon, without premium or penalty (except LIBOR breakage costs). Any optional prepayment of the Term Loan Facility will be applied to the remaining scheduled amortization payments thereof as directed by the Borrower.

Call Protection:	Notwithstanding the foregoing section, if on or prior to the date that is six months after the Closing Date, a Repricing Event (as defined below) occurs, the Borrower will pay a premium (the “Call Premium”) in an amount equal to 1.00% of the principal amount of loans under the Term Loan Facility subject to such Repricing Event.

As used herein, the term “Repricing Event” shall mean (a) any prepayment or repayment of loans under the Term Loan Facility with the proceeds of, or any conversion of loans under the Term Loan Facility into, any new or replacement loans or similar bank indebtedness bearing interest with an “effective yield” (taking into account, for example, upfront fees, interest rate spreads, interest rate benchmark floors and original issue discount) less than the “effective yield” applicable to the loans under the Term Loan Facility subject to such event (as such comparative yields are determined by the Administrative Agent) and (b) any amendment to the definitive documentation which reduces the “effective yield” (other than as a result of no longer applying the default rate) applicable to all or a portion of the loans under the Term Loan Facility (it being understood that any Call Premium with respect to a Repricing Event shall apply to any required assignment by a non-consenting Lender in connection with any such amendment pursuant to so-called “yank-a-bank” provisions).

Documentation Principles:	The documentation for the Senior Credit Facilities will include, among other items, a credit agreement, guarantees and appropriate pledge, security and other collateral documents and related certificates and documentation (collectively, the “Financing Documentation”), all consistent with this Summary of Terms and Conditions. The credit agreement for the Senior Credit Facilities will be negotiated in good faith as promptly as reasonably practicable and will be substantially consistent with the Existing Credit Agreement, provided that it shall contain the terms and conditions set forth in this Summary of Terms and Conditions, changes necessary to satisfy administrative, policy and operational requirements of BBVA Compass and such other changes as may be mutually agreed by the Lead Arranger, the Lenders and the Borrower negotiating in good faith, and with modifications to be negotiated in good faith, giving due regard to the operational and strategic requirements of Borrower and its subsidiaries in light of its size, industry, practices, proposed business plans and the financial model and other projections provided by Borrower to the Lead Arranger and the Lenders (giving effect to the Acquisition). The Financing Documentation may, at the election of the Lead Arranger and the Company, be structured as an amendment to, or an amendment and restatement of, the Existing Credit Agreement, without novation thereof.

Exhibit B-8

Conditions to Closing and Funding:	The availability of the initial borrowing and other extensions of credit under the Senior Credit Facilities on the Closing Date will be subject solely to the applicable conditions set forth in Exhibit C to the Commitment Letter.

Conditions to All Extensions of Credit:	Each extension of credit under the Senior Credit Facilities after the Closing Date will be subject to the receipt of a customary borrowing notice and the satisfaction of the following conditions precedent: (a) all of the representations and warranties in the Financing Documentation shall be true and correct in all material respects (or if qualified by materiality or material adverse effect, in all respects) as of the date of such extension of credit, or if such representation speaks as of an earlier date, as of such earlier date and (b) no default or event of default under the Senior Credit Facilities shall have occurred and be continuing or would result from such extension of credit. In addition, the second advance of the Term Loan Facility after the Closing Date will be subject to customary conditions related to the consummation of the applicable acquisition or acquisitions, to be agreed.

Representations and Warranties:	Usual and customary for facilities of this type (applicable to the Company and its Subsidiaries, to their minority investments and, in certain cases, to their professional services affiliates, and subject in certain cases to materiality thresholds and exceptions to be mutually agreed), including: (a) existence, qualification and power; compliance with laws; (b) authorization; no contravention; (c) governmental authorization; other consents; (d) binding effect; (e) financial statements; no material adverse effect; (f) litigation; (g) no default; (h) ownership of property; liens; investments; (i) environmental compliance; (j) insurance; (k) taxes; (l) ERISA compliance; (m) subsidiaries; equity interests; loan parties; (n) changes in name, state of formation and structure; tradenames; (o) margin regulations; investment company act; (p) disclosure; (q) intellectual property; licenses; (r) solvency; (s) casualty; (t) collateral matters; (u) labor matters; (v) deposit or securities accounts; (w) fees and commissions; (x) material contracts; (y) HIPAA compliance; (z) additional healthcare matter; (aa) principal payors; (bb) management services agreements; (cc) foreign assets control regulations and anti-money laundering; (dd) accuracy of beneficial ownership certification; (ee) use of proceeds; (ff) EEA financial institution; and (gg) status of the Company.

Affirmative Covenants:	Usual and customary for facilities of this type (applicable to the Company, its Subsidiaries and their minority investments, and subject in certain cases to materiality thresholds and exceptions to be mutually agreed), including, without limitation, the following: (a) delivery of financial information (including (without limitation, but excluding monthly financial statements) (i) audited annual financials within 90 days of each fiscal year end, (ii) quarterly unaudited financials within 45 days of each fiscal quarter end and (iii) annual projections and/or budgets); (b) delivery of certificates and other information (including for compliance with KYC, PATRIOT Act and the Beneficial Ownership Regulation); (c) delivery of notices (including of any default, material adverse condition, notices of non-compliance, Medicare investigations, ERISA event, material change in

Exhibit B-9

accounting or financial reporting practices, disposition of property, sale of equity, incurrence of debt); (d) payment of taxes and other obligations; (e) preservation of existence, etc.; (f) maintenance of properties; (g) maintenance of insurance; (h) compliance with laws (including environmental and healthcare laws) and material contracts (including any corporate integrity agreement); (i) books and records; (j) inspection rights; (k) use of proceeds; (l) covenant to guarantee obligations and give security; (m) further assurances; (n) cash management systems; (o) lender meetings; (p) management changes; (q) management services agreements; (r) Medicare provider agreements; (s) healthcare reimbursement exclusions; (t) Medicare/Medicaid communications; (u) Medicare investigations; (v) healthcare related matters; (w) maintenance of compliance plans; (x) sanctions; and (y) compliance with terms of leaseholds.

Negative Covenants:	Usual and customary for facilities of this type (applicable to the Company, its Subsidiaries and their minority investments, and subject in certain cases to materiality thresholds and exceptions to be mutually agreed), including, without limitation, the following: (a) liens; (b) indebtedness; (c) acquisitions; investments; (d) fundamental changes; (e) dispositions; (f) restricted payments; (g) change in nature of business; (h) transactions with affiliates; (i) burdensome agreements; (j) amendments of organization documents and agreements; (k) accounting changes; (l) payments, prepayments, modification of subordinated indebtedness; (m) amendments of related documents; (n) partnerships, etc.; (o) speculative transactions; (p) formation of subsidiaries; (q) negative pledge; (r) changes in locations, name, etc.; (s) operations and assets of the Company; (t) ERISA; (u) cash management; (v) OFAC; (w) Patriot Act; (x) Sale-Leasebacks; and (z) hazardous materials.

In addition to other exceptions, qualifications and baskets to be agreed with respect to certain of the negative covenants, the Financing Documentation shall provide for the ability of the Company and its subsidiaries to make acquisitions and restricted payments,[1] in each case subject to certain customary conditions (including absence of default and acquired persons and assets becoming Guarantors and Collateral), on an unlimited basis so long as (a) the Company is in pro forma compliance (based on financial results for the most recently ended fiscal quarter for which financials have been, or are required to have been, delivered, and giving effect to such transaction and all related transactions for which pro forma adjustments are customary) with (i) the Consolidated Fixed Charge Coverage Ratio level in effect for the last day of the quarter in which such acquisition or restricted payment occurs and (ii) a Consolidated Total Leverage Ratio of a level no greater than the lesser of (A) 4.25 to 1.00 and (B) 0.25 to 1.00 lower than the Consolidated Total Leverage Ratio level in effect for the last day of the quarter in which such acquisition or restricted payment occurs, and (b) in the case of acquisitions of equity interests, any such required person becomes a Guarantor and pledges its assets as Collateral (or in the case of acquisitions of assets, such assets are acquired by one or more Guarantors and are pledged as Collateral).

1

To add a $10 million availability requirement under the Revolving Facility (including unrestricted cash and cash equivalents) and lowering the threshold requirement to deliver quality of earnings report to $10 million acquisitions and above (from $20 million).

Exhibit B-10

Financial Covenants:	1. Consolidated Total Leverage Ratio. The Borrower will not permit the Consolidated Total Leverage Ratio (to be defined substantially as in the Existing Credit Agreement) as of the last day of any fiscal quarter (commencing with the last day of the fiscal quarter in which the Closing Date occurs) to be greater than 5.75 to 1.00, with stepdowns to be mutually agreed.

2. Consolidated Fixed Charge Coverage Ratio. The Borrower will not permit the Consolidated Fixed Charge Coverage Ratio (to be defined substantially as in the Existing Credit Agreement) as of the last day of any fiscal quarter (commencing with the last day of the fiscal quarter in which the Closing Date occurs) to be less than 1.20 to 1.00.

Each of the ratios referred to above will be calculated for the Company and its subsidiaries on a consolidated basis for each consecutive four (4) fiscal quarter period.

Events of Default:	The Financing Documentation will contain events of default that are usual and customary for transactions of this type, including, without limitation, the following (subject in certain cases to materiality thresholds and exceptions to be mutually agreed): (a) non-payment, (b) specific covenants, (c) other covenant defaults, (d) representations and warranties, (e) cross-defaults, (f) insolvency proceedings, (g) inability to pay debts and attachments, (h) judgments, (i) ERISA / ERISA event, (j) invalidity of Financing Documentation; (k) change of control, (l) failure of subordination, and (m) collateral documents.

Patriot Act Information:	Administrative Agent hereby notifies the Company and the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 10756 (signed into law October 26, 2001)) (the “Act”), the Lenders are required to obtain, verify and record information that identifies the Company and the Borrower, which information includes that name and address of Borrower and other information that will allow the Lenders to identify the Company and the Borrower in accordance with the Act.

Governing Law:	New York governing law, consent to exclusive New York jurisdiction; waiver of jury trial.

Assignments & Participations:	Revolving Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Revolving Facility in a minimum amount equal to $5 million.

Term Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Term Facility in a minimum amount equal to $1 million.

Consents: The consent of the Borrower will be required unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an

Exhibit B-11

affiliate of a Lender or an Approved Fund (as such term shall be defined in the Financing Documentation); provided that if the Borrower has not consented to or rejected an assignment request within five (5) business days, then the Borrower shall be deemed to have provided its consent to such assignment. The consent of the Administrative Agent will be required for any assignment (i) in respect of the Revolving Facility or an unfunded commitment under the Term Loan Facility to an entity that is not a Lender with a commitment in respect of the applicable facility, an affiliate of such Lender or an Approved Fund in respect of such Lender or (ii) of any outstanding term loan to an entity that is not a Lender, an affiliate of a Lender or an Approved Fund. The consent of the Fronting Bank and the Swingline Lender will be required for any assignment under the Revolving Facility.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower, the Administrative Agent, the Fronting Bank or the lender of Swingline Loans, to assign as security all or part of its rights under the Financing Documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facilities or all or substantially all of the Guarantors.

No Assignment or Participation to Certain Persons. No assignment or participation may be made to (i) a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), (ii) the Borrower, or any of the Borrower’s Affiliates or Subsidiaries (including any minority investment or professional services affiliate), (iii) any person who, upon becoming a Lender, would constitute a Defaulting Lender (to be defined in the Financing Documentation) or a Subsidiary thereof or (iv) a person who, at the time of such assignment, is a sanctioned person (to be defined) if such assignment would violate applicable law.

Required Lenders:	On any date of determination, those Lenders who collectively hold more than 50% of the outstanding loans and unfunded commitments under the Senior Credit Facilities or if the Senior Credit Facilities have been terminated, those Lenders who collectively hold more than 50% of the aggregate outstandings under the Senior Credit Facilities (the “Required Lenders”); provided that if any Lenders shall be a Defaulting Lender at such time, then the outstanding loans and unfunded commitments under the Senior Credit Facilities of such Defaulting Lender shall be excluded from the determinations of Required Lenders.

Amendments and Waivers:	Amendments and waivers of the provisions of the Financing Documentation (with customary exceptions, including for any amendment in connection with an Incremental Facility) will require the approval of the Required Lenders, except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facilities, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or

Exhibit B-12

substantially all of the Collateral securing the Senior Credit Facilities and (v) the release of (A) the guaranty of the Company and/or (B) all or substantially all of the value of the guaranty of the Borrower’s obligations made by the Guarantors; (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees (it being understood that modifications to the financial covenants or component definitions thereof which may affect the Pricing Grid and waiver of default interest shall only require the consent of Required Lenders), and (iii) extensions of scheduled maturities or times for payment (other than waivers or modifications of mandatory prepayment provisions); and (c) the waiver of any condition precedent to any Revolving Loans would require the consent of Lenders holding outstanding Revolving Loans and unfunded Revolving Commitments representing more than 50% of the aggregate outstanding Revolving Loans and unfunded Revolving Commitments of all Lenders.

Defaulting Lenders:	The Financing Documentation shall contain customary provisions relating to Defaulting Lenders (including, without limitation, provisions relating to providing cash collateral to support Letters of Credit and Swingline Loans, the suspension of voting rights and rights to receive interest and fees, and assignment of commitments or loans of such Lenders).

Indemnification:	The Loan Parties will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facilities, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs. This indemnification shall survive and continue for the benefit of all such persons or entities.

Other:	The Financing Documentation will contain customary increased cost, withholding tax, capital adequacy, cost and yield protection provisions and LIBOR replacement provisions.

Counsel to Administrative Agent:	McGuireWoods, LLP

Exhibit B-13

ADDENDUM I

PRICING, FEES AND EXPENSES

Interest Rate Options:	At the Borrower’s option (other than with respect to Swingline Loans (which shall be ABR Loans)), Alternate Base Rate (“ABR”) and LIBOR Loans will be available as follows:

Alternate Base Rate Option:

Interest shall be at the Alternate Base Rate of the Agent plus the Applicable Margin (defined below), computed on the basis of the actual number of days elapsed in a year of 365 days. Interest payments are due quarterly in arrears. The Alternate Base Rate is defined as the highest of (a) the Federal Funds Rate as published by the Federal Reserve Bank of New York plus 1⁄2 of 1%; (b) the prime commercial lending rate of Compass Bank as announced from time to time; and (c) one-month LIBOR (which shall not in any event be less than 0%) plus 1%. In no event shall the Alternate Base Rate be less than 1%.

LIBOR Option:

Interest shall be determined for periods (“Interest Periods”) of one, two, three, or six months, or, if available to all applicable Lenders, any other period of twelve months or less (as selected by the Borrower), and shall be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) as determined by ICE Benchmark Administration Limited (ICE) (or any successor or substitute therefor) as obtained by the Administrative Agent from Reuter’s or Bloomberg (or any successor or substitute for any such service providing rate quotations comparable to those currently provided by such service, as determined by the Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) for the corresponding deposits of U.S. Dollars (which shall not in any event be less than 0%) plus the Applicable Margin. Interest will be paid at the end of each Interest Period or quarterly, whichever is earlier, and will be calculated on the basis of a 360-day year and actual number of days elapsed.

The “Applicable Margin” means, (a) with respect to Term Loans, (i) from the Closing Date until the delivery of financial statements for the first full fiscal quarter of the Company ending following the fiscal quarter in which the Closing Date occurs, 5.50% per annum in the case of LIBOR Loans and 4.50% per annum in the case of ABR Loans, and (ii) thereafter, a percentage per annum to be determined in accordance with the pricing grid set forth on Addendum II attached hereto, based on the Consolidated Total Leverage Ratio (the “Pricing Grid”), and (b) with respect to Revolving Loans, (i) from the Closing Date until the delivery of financial statements for the first full fiscal quarter of the Company ending following the fiscal quarter in which the Closing Date occurs, 4.50% per annum in the case of LIBOR Loans and 3.50% per annum in the case of ABR Loans, and (ii) thereafter, a percentage per annum to be determined in accordance with the Pricing Grid.

Each Swingline Loan shall bear interest at the ABR plus the Applicable Margin for ABR Loans under the Revolving Facility.

Addendum I-1

Letter of Credit Fees:	A fee (calculated on a 360-day year) equal to the Applicable Margin with respect to Revolving Loans that are LIBOR Loans shall accrue on the Letter of Credit outstandings, such fee to be payable quarterly in arrears. In addition, an issuance fee of 1/4 of 1% per annum shall be paid to the Fronting Bank for its own account on the date of issuance of each Letter of Credit.

Commitment Fee:	Commencing on the Closing Date, a non-refundable fee (calculated on a 360-day year) equal to (a) until the delivery of financial statements for the first full fiscal quarter of the Company following the fiscal quarter in which the Closing Date occurs, 0.50 % per annum, and (b) thereafter, a percentage per annum determined in accordance with the Pricing Grid, will accrue on the daily average unused portion of the Revolving Facility commitments (whether or not then available), payable quarterly in arrears, on the final Revolving Maturity Date and on the commitment termination date of the Revolving Facility. Swing Line Loans will not be deemed to be utilized for purposes of calculating the Commitment Fee.

Default Interest:	At the election of Agent or the Required Lenders upon the occurrence and during the continuance of any Event of Default (or automatically while any payment or bankruptcy Event of Default exists), 2.00% per annum in excess of the rate otherwise applicable (but not to exceed the maximum lawful rate).

Expenses:	The Borrower will pay all reasonable and documented costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all Financing Documentation, including, without limitation, the legal fees of counsel to the Administrative Agent and the Lead Arranger, regardless of whether or not the Senior Credit Facilities are closed. The Borrower will also pay the documented expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the Financing Documentation.

Addendum I-2

ADDENDUM II

PRICING GRID

REVOLVING FACILITY

Pricing Level	Consolidated Total Leverage Ratio	Applicable Margin for LIBOR Loans/ Letter of Credit Fees	Applicable Margin for ABR Loans	Commitment Fee
I	≤ 3.25:1	4.00%	3.00%	0.375%
II	> 3.25:1 but ≤ 3.75:1	4.25%	3.25%	0.375%
III	> 3.75:1 but ≤ 4.25:1	4.50%	3.50%	0.50%
IV	> 4.25:1	4.75%	3.75%	0.50%

TERM LOAN FACILITY

Pricing Level	Consolidated Total Leverage Ratio	Applicable Margin for LIBOR Loans/ Letter of Credit Fees	Applicable Margin for ABR Loans
I	≤ 3.75:1	5.25%	4.25%
II	> 3.75:1	5.50%	4.50%

Addendum II-1

ADDENDUM III

Closing Date Guarantors / Non-Guarantors

Guarantors

Legal Name	Jurisdiction of Formation	Type

Akumin Inc.	Ontario	Company

Akumin Holdings Corp.	DE	Subsidiary

Akumin Imaging Texas, LLC	TX	Subsidiary

Akumin Florida Holdings, LLC	FL	Subsidiary

SyncMed, LLC	TX	Subsidiary

Preferred Imaging of Austin, LLC	TX	Subsidiary

Preferred Imaging of Corinth, LLC	TX	Subsidiary

Preferred Imaging of Denton, LLC	TX	Subsidiary

Preferred Imaging of Fort Worth, LLC	TX	Subsidiary

Preferred Imaging of Frisco, LLC	TX	Subsidiary

Preferred Imaging of Irving, LLC	TX	Subsidiary

Preferred Imaging of McKinney, LLC	TX	Subsidiary

Preferred Imaging of Mesquite, LLC	TX	Subsidiary

Preferred Imaging on Plano Parkway, LLC	TX	Subsidiary

PMI Partners, LLC	TX	Subsidiary

Vista PEM Providers, LLC	TX	Subsidiary

Preferred Imaging of Garland, LLC	TX	Subsidiary

Preferred Imaging at Casa Linda Plaza, LLC	TX	Subsidiary

Preferred Open MRI, LLC	TX	Subsidiary

Preferred Imaging at the Medical Center, LLC	TX	Subsidiary

Preferred Imaging of Plano, LLC	TX	Subsidiary

Preferred Imaging HEB, LLC	TX	Subsidiary

Preferred Imaging of Grapevine/Colleyville, LLC	TX	Subsidiary

Round Rock Imaging, LLC	TX	Subsidiary

Elite Imaging, LLC	FL	Professional Services Affiliate

Delaware Open MRI Radiology Associates, LLC	DE	Professional Services Affiliate

Rittenhouse Imaging Center, LLC	PA	Professional Services Affiliate

Jeanes Radiology Associates, LLC	PA	Professional Services Affiliate

Addendum III-1

Legal Name	Jurisdiction of Formation	Type

Wilkes-Barre Imaging, L.L.C.	PA	Professional Services Affiliate

Lebanon Diagnostic Imaging, LLC	PA	Professional Services Affiliate

Rose Radiology Centers, LLC	FL	Professional Services Affiliate

Akumin FL, LLC[2]	FL	Subsidiary

[2]	Adding Akumin FL, LLC as a Subsidiary to the credit facilities, subject to subordination agreement to be negotiated with Alaris, to be addressed in documentation.

Addendum III-2

Non-Guarantors

Legal Name	Reason Not Guarantor

Phoenix Imaging, LLC	60% owned

Premier Open MRI, Inc.	Subsidiary of Phoenix Imaging, LLC

Premier Health Services, Inc.	Subsidiary of Phoenix Imaging, LLC

Preferred Imaging of Amarillo, LLC	57.4% owned

Preferred Imaging of Tarrant County, LLC	Inactive; dissolution in progress

North Texas PEM Partners, LLC	Inactive; dissolution in progress

Addendum III-3

EXHIBIT C

(to Commitment Letter dated as of April 15, 2019)

PROJECT GRATO

CONDITIONS PRECEDENT TO CLOSING DATE

Capitalized terms used but not defined in this Exhibit C shall have the meanings set forth in the Commitment Letter or in the other Exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

The closing and the making of the initial extensions of credit under the Senior Credit Facilities will be subject to the satisfaction of the following conditions precedent:

1.

Subject in each case to the Limited Conditionality Provision, the Financing Documentation shall be consistent, in each case, with the Commitment Letter and shall be otherwise reasonably satisfactory to the Commitment Parties and the Company, and will have been executed and delivered by the Loan Parties, the Lenders and the Administrative Agent, and the Commitment Parties shall have received customary and reasonably satisfactory legal opinions (including, without limitation, opinions of reasonably necessary special counsel (if any) and local counsel as may be reasonably requested by the Administrative Agent), which shall expressly permit reliance by the successors and permitted assigns of each of the Administrative Agent and the Lenders, evidence of authorization, organizational documents, customary insurance certificates, good standing certificates (with respect to the applicable jurisdiction of incorporation or organization of each Loan Party), a customary officer’s certificate, a customary borrowing notice and a solvency certificate of the Company’s chief financial officer (certifying that, after giving effect to the Transactions, the Company and its subsidiaries on a consolidated basis are solvent) in substantially the form of Annex I to this Exhibit C.

2.

Subject to the Limited Conditionality Provision, the Administrative Agent and the Lead Arranger shall have received satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the Financing Documentation consistent with the Term Sheet) lien and security interest in the Collateral (including receipt of all certificates evidencing pledged capital stock or membership or partnership interests, as applicable, with accompanying executed stock powers, all UCC (and PPSA, if applicable) financing statements to be filed in the applicable government filing offices, all intellectual property security agreements to be filed with the United States Copyright Office, the United States Patent and Trademark Office or Canadian Intellectual Property Office, as applicable), and all filings, recordations and searches necessary or desirable in connection with the security interests in and liens on the Collateral shall have been duly made or obtained and all filing and recording fees and taxes in connection therewith shall have been duly paid (including UCC, PPSA and other lien searches, intellectual property searches, and insurance policies).

3.

Since December 31, 2018 there shall not have occurred a Closing Date Material Adverse Effect with respect to the Target and its subsidiaries, or any event, condition or contingency that could reasonably expected to have a Closing Date Material Adverse Effect. “Closing Date Material Adverse Effect” has the meaning given to the term “Material Adverse Change of the Purchased Companies” in the Purchase Agreements.

4.

The Commitment Parties shall have received true and correct fully-executed copies of the documentation for the Acquisition and other aspects of the Transactions, including each of the purchase agreements executed in connection with the Acquisition (including all exhibits, annexes, schedules, other attachments and other disclosure letters thereto), dated as of the date of the effectiveness of the Commitment Letter or, as applicable, the date of the subsequent delivery or amendment (including all exhibits, annexes, schedules,

Exhibit C-1

other attachments and other disclosure letters thereto, the “Purchase Agreements”), along with all other material documentation for the Acquisition, each of which shall be in form and substance reasonably satisfactory to the Commitment Parties (it being agreed that the drafts of the Purchase Agreements delivered by internal counsel to the Company to counsel to the Commitment Parties via email at 11:33pm Eastern time on April 12, 2019, including the schedules, exhibits and other attachments thereto included on such email, are reasonably satisfactory to the Commitment Parties).

5.

Both (a) the Sellers shall have made the Rollover Equity Contribution prior to, or substantially simultaneously with, the initial borrowing under the Senior Credit Facilities, and (b) the Acquisition shall have been consummated, or substantially simultaneously with the initial borrowing under the Senior Credit Facilities shall be consummated (including the consummation of the applicable regulatory requirements and receipt of the applicable third party consents, in each case, as set forth in the Purchase Agreement), in each case in accordance with the terms of the Purchase Agreement, after giving effect to any modifications, amendments, consents or waivers, other than those modifications, amendments, consents or waivers that are materially adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger and as to which the Administrative Agent and the Lead Arranger have not consented; provided that (1) any amendment to the definition of “Material Adverse Effect “and any amendment to the “Xerox” provisions or the governing law provisions in the Purchase Agreement shall, in each case, be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger, (2) any change to the form of the purchase price shall be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger, (3) any reduction to the purchase price shall be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent and the Lead Arranger unless such reduction is applied to reduce the principal amount of the Term Loan Facility dollar for dollar and (4) any increase in the purchase price shall not be deemed to be material and adverse to the interests of the Lenders, the Administrative Agent or the Lead Arranger unless such increase is funded with indebtedness.

6.

The Refinancing shall have been consummated, and (to the extent applicable) the Lead Arranger shall have received customary payoff letters in connection therewith confirming that all indebtedness with respect thereto shall have been fully repaid (except to the extent outstanding letters of credit are to be continued under the Revolving Credit Facility) and all commitments thereunder shall have been terminated and cancelled and all liens in connection therewith shall have been terminated and released, in each case prior to or concurrently with the initial borrowing under the Senior Credit Facilities; provided that it is understood that the Refinancing with respect to the Existing Credit Agreement may, as agreed by the Company and the Lead Arranger, be accomplished via an amendment to, or amendment and restatement of, the Existing Credit Agreement (in lieu of a full repayment and termination thereof). On the Closing Date, after giving effect to the Transactions, neither the Company nor any of its subsidiaries (including the Target and its subsidiaries) shall have any outstanding indebtedness other than the Senior Credit Facilities and immaterial indebtedness that the Lead Arranger and the Company agree may remain outstanding under the Financing Documentation.

7.	Both:

a.

the Administrative Agent, the Lead Arranger and each Lender shall have received at least three business days before the Closing Date all documentation and other information about the Loan Parties and their subsidiaries that shall have been reasonably requested by the Administrative Agent, a Lead Arranger or a Lender in writing at least five business days prior to the Closing Date and that the Administrative Agent, the Lead Arranger and/or any Lender reasonably determines is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation Canadian AML Acts (as defined in the Existing Credit Agreement) and the PATRIOT Act (provided that such information shall, to the extent requested at least 10 business days prior to the Closing Date, have been provided at least five business days prior to the Closing Date).

Exhibit C-2

b.

At least 10 business days prior to the Closing Date, the Borrower shall deliver, to each Lender that so requests, a Beneficial Ownership Certification under the Beneficial Ownership Regulation in relation to the Borrower.

8.

The Commitment Parties shall have received (a) a quality of earnings report (including income statement and balance sheet information) for the Target and its consolidated subsidiaries prepared by an accounting firm retained by the Company and including (i) the trailing twelve-month period of the Target ended September 30, 2018, (ii) the fiscal year of the Target ended December 31, 2018, and (iii) if the Closing Date occurs after June 30, 2019, the fiscal quarter ending March 31, 2019, (b) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company and its subsidiaries as of, and for the twelve-month period ended on, December 31, 2018 (or, if the Closing Date occurs on or after May 31, 2019, the twelve-month period ended March 31, 2019), prepared after giving effect to the Transactions (and any other transactions, including any other acquisitions, occurring on or prior to the Closing Date) as if the Transactions (and all such other transactions) had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income), in form and substance reasonably satisfactory to the Commitment Parties, (c) consolidated forecasts for the Company and its subsidiaries (after giving effect to the Transactions (and any other transactions, including any other acquisitions, occurring on or prior to the Closing Date)) of balance sheets, income statements and cash flow statements on an annual basis for each year during the term of the Senior Credit Facilities and on a monthly basis until December 31, 2019, in form and substance reasonably satisfactory to the Commitment Parties, (d) audited consolidated balance sheets of the Company and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of the Company and its consolidated subsidiaries for, the fiscal years ended December 31, 2016, 2017 and 2018, (e) audited consolidated balance sheets of (i) ADG Acquisition Holdings, Inc. and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of such Target and its consolidated subsidiaries for, the fiscal years ended December 31, 2016, 2017 and 2018, (ii) TIC Acquisition Holdings, LLC and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of such Target and its consolidated subsidiaries for, the fiscal years ended December 31, 2016 and 2018 and (iii) SFL Radiology Holdings, LLC and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of such Target and its consolidated subsidiaries for, the fiscal year ended December 31, 2018, (f) unaudited consolidated balance sheets of TIC Acquisition Holdings, LLC and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of such Target and its consolidated subsidiaries for, the fiscal years ended December 31, 2017, (g) unaudited consolidated balance sheet of the Company and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of the Company and its consolidated subsidiaries for, each fiscal quarter of the Company and its consolidated subsidiaries ended after December 31, 2018 and ended at least 45 days before the Closing Date, (h) unaudited consolidated balance sheet of the Target and its consolidated subsidiaries as at the end of, and related statements of income and cash flows of the Target and its consolidated subsidiaries for, each fiscal quarter of the Target and its consolidated subsidiaries ended after December 31, 2018 and ended at least 60 days before the Closing Date and (i) such other financial information as may be reasonably requested by the Lead Arranger with respect to any acquisition (other than the Acquisition) consummated on or prior to the Closing Date and that is included in the items delivered pursuant to clauses (b) and/or (c) above.

9.

All fees required to be paid on the Closing Date pursuant to the Commitment Letter and/or the Fee Letter in connection with the Senior Credit Facilities and reasonable out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter (to the extent invoiced at least one business day (or such shorter time as the Company may agree) prior to the Closing Date)) shall, substantially concurrently with the initial borrowing under the Senior Credit Facilities, have been paid.

Exhibit C-3

10.

The Lead Arranger shall have been afforded a “Marketing Period” of at least 20 consecutive business days after receipt by the Lead Arranger from the Company of a customary confidential information memorandum (in form and substance reasonably satisfactory to the Lead Arranger) to be used in connection with the syndication of the Senior Credit Facilities.

11.

The (a) Specified Representations are true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) and (b) Specified Purchase Agreement Representations are true and correct in all material respects, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent such representation or warranty expressly relates to a specified date, in which case on and as of such specified date), as certified by a responsible officer of the Company, and the Closing Date and initial funding of the Senior Credit Facilities shall have occurred on or before the Outside Date.

12.

On the Closing Date, after giving effect to the Transactions and all related transactions to occur on or prior to the Closing Date, no Revolving Loans shall be outstanding except to the extent necessary to fund additional upfront fees or OID arising from the exercise of the flex provisions in the Fee Letter.

Exhibit C-4

CONFIDENTIAL	ANNEX I to EXHIBIT C

Form of Solvency Certificate

Date:

Reference is made to Credit Agreement, dated as of [•], 2019 (the “Credit Agreement”), among Akumin Inc., an Ontario corporation (the “Company”), Akumin Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Borrower”), the lending institutions from time to time parties thereto (the “Lenders”), and Compass Bank d/b/a BBVA Compass, as Administrative Agent.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement. This certificate is furnished pursuant to Section [•] of the Credit Agreement.

The undersigned certifies that [he/she] is the duly appointed, qualified and acting chief financial officer of the Company. The undersigned acknowledges that the Administrative Agent and the Lenders are relying on the truth and accuracy of this certificate in connection with the Transactions.

Solely in my capacity as a financial executive officer of the Company and not individually (and without personal liability), I hereby certify, that as of the date hereof, based on such materials and information as I have deemed relevant to the determination of the matters set forth in this certificate, after giving effect to the consummation of the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions:

1.

The sum of the liabilities (including contingent liabilities) of the Company and its subsidiaries, on a consolidated basis, does not exceed the present fair saleable value of the present assets of the Company and its subsidiaries, on a consolidated basis.

2.

The fair value of the property of the Company and its subsidiaries, on a consolidated basis, is greater than the total amount of liabilities (including contingent liabilities) of the Company and its subsidiaries, on a consolidated basis.

3.	The capital of the Company and its subsidiaries, on a consolidated basis, is not unreasonably small in relation to their business as contemplated on the date hereof.

4.

The Company and its subsidiaries, on a consolidated basis, have not incurred and do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debts as they become due (whether at maturity or otherwise).

For purposes of this certificate, the amount of any contingent liability has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that would reasonably be expected to become an actual or matured liability.

IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

AKUMIN INC.

By:

Name:
Title: Chief Financial Officer